

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 20, 2008

Ms. Sharilyn S. Gasaway
Chief Financial Officer
Alltel Corporation
One Allied Drive
Little Rock, AK 72202

RE: Alltel Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 20, 2008
File No. 001-04996

Dear Ms. Gasaway:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director